FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement Nos. 333-268718 and 333-268718-01 Dated April 16, 2025
Jump Securities with Auto-Callable Feature Based on the Worst Performing of the TOPIX® Index, the S&P 500® Index and the NASDAQ-100® Index due May 3, 2030
Fully and Unconditionally Guaranteed by Bank of America Corporation
Principal at Risk Securities
This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.
The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation in any underlying index. The securities are for investors who are willing to risk their principal and forego current income and participation in the appreciation of any underlying index in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if each underlying index closes at or above its respective initial index value on a quarterly determination date or the final determination date, respectively.  The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.
SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying indices:	The TOPIX® Index (Bloomberg symbol: “TPX”), the S&P 500® Index (Bloomberg symbol: “SPX”) and the NASDAQ-100® Index (Bloomberg symbol “NDX”)
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	April 30, 2025
Original issue date:	May 5, 2025 (3 business days after the pricing date)
Maturity date:	May 3, 2030
Early redemption:
If, on any quarterly determination date (other than the final determination date), beginning on May 11, 2026, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:
The early redemption payment for each quarterly determination date prior to the final determination date will be an amount in cash per stated principal amount corresponding to a return of approximately at least 15.02% per annum. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.

Payment at maturity:
If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:
●
If the final index value of each underlying index is greater than or equal to its respective initial index value:
At least $1,751.00 (set on the pricing date)
●
If the final index value of any underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to its respective downside threshold level:
$1,000
●
If the final index value of any underlying index is less than its respective downside threshold level:
$1,000 × index performance factor of the worst performing underlying index
Under these circumstances, the payment at maturity will be less than 80% of the stated principal amount of the securities and could be zero.

Initial index value:	For each underlying index, the index closing value on the pricing date.
Final index value:	For each underlying index, the index closing value on the final determination date.
Worst performing underlying index:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value.
Index performance factor:	With respect to each underlying index, its final index value divided by its initial index value.
Determination dates:
Quarterly. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below. We also refer to April 30, 2030 as the final determination date.
The determination dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-23 of the accompanying product supplement.

Early redemption dates:	Quarterly, beginning on May 14, 2026. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.
Downside threshold level:	With respect to each underlying index, 80% of its initial index value.
CUSIP / ISIN:	09711HBG7 / US09711HBG74
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $900.00 and $957.50 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870425006584/form424b2.htm
Hypothetical Payment at Maturity (if the securities have not been previously redeemed)
Change in the Worst Performing Underlying Index	Payment at Maturity
+50.00%	At least $1,751.00 (set on the pricing date)
+40.00%	At least $1,751.00 (set on the pricing date)
+30.00%	At least $1,751.00 (set on the pricing date)
+20.00%	At least $1,751.00 (set on the pricing date)
+10.00%	At least $1,751.00 (set on the pricing date)
0.00%	At least $1,751.00 (set on the pricing date)
-10.00%	$1,000.00
-20.00%	$1,000.00
-21.00%	$790.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00
The pricing date, issue date and other dates set forth to the left and on the following page are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Determination Dates		Early Redemption Dates		Early Redemption Payments (per $1,000 Security)*
1st determination date:	May 11, 2026	1st early redemption date:	May 14, 2026	At least $1,150.20
2nd determination date:	July 30, 2026	2nd early redemption date:	August 4, 2026	At least $1,187.75
3rd determination date:	October 30, 2026	3rd early redemption date:	November 4, 2026	At least $1,225.30
4th determination date:	February 1, 2027	4th early redemption date:	February 4, 2027	At least $1,262.85
5th determination date:	April 30, 2027	5th early redemption date:	May 5, 2027	At least $1,300.40
6th determination date:	July 30, 2027	6th early redemption date:	August 4, 2027	At least $1,337.95
7th determination date:	November 1, 2027	7th early redemption date:	November 4, 2027	At least $1,375.50
8th determination date:	January 31, 2028	8th early redemption date:	February 3, 2028	At least $1,413.05
9th determination date:	May 1, 2028	9th early redemption date:	May 4, 2028	At least $1,450.60
10th determination date:	July 31, 2028	10th early redemption date:	August 3, 2028	At least $1,488.15
11th determination date:	October 30, 2028	11th early redemption date:	November 2, 2028	At least $1,525.70
12th determination date:	January 30, 2029	12th early redemption date:	February 2, 2029	At least $1,563.25
13th determination date:	May 1, 2029	13th early redemption date:	May 4, 2029	At least $1,600.80
14th determination date:	July 30, 2029	14th early redemption date:	August 2, 2029	At least $1,638.35
15th determination date:	October 30, 2029	15th early redemption date:	November 2, 2029	At least $1,675.90
16th determination date:	January 30, 2030	16th early redemption date:	February 4, 2030	At least $1,713.45
Final determination date:	April 30, 2030	See “Maturity date” above.		See “Payment at maturity” above.
*The actual Early Redemption Payments will be set on the pricing date.

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.
Underlying Indices
For information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Structure-related Risks
■	Your investment may result in a loss; there is no guaranteed return of principal.
■	Any positive investment return on the securities is limited.
■	The securities do not bear interest.
■	The securities are subject to potential early redemption, which would limit your ability to receive further payment on the securities.
■	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
■
The early redemption payment or payment at maturity, as applicable, will not reflect changes in the levels of the underlying indices other than on the determination dates or the final determination date, as applicable.

■
Because the securities are linked to the worst performing (and not the average performance) of the underlying indices, you may not receive any return on the securities and may lose a significant portion or all of your investment in the securities even if the index closing value or final index value of one underlying index is greater than or equal to its initial index value, as applicable.

■
Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of the securities.

■	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.
Valuation- and Market-related Risks
■	The price to public you pay for the securities will exceed their initial estimated value.
■
The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.

■	We cannot assure you that a trading market for your securities will ever develop or be maintained.
Conflict-related Risks
■
Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the securities and their market value.

■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
Underlying Index-related Risks
■	The securities are subject to risks associated with foreign securities markets.
■	The securities are subject to a foreign currency exchange risk.
■	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.
■	The publisher of an underlying index may adjust that underlying index in a way that affects its levels, and the publisher has no obligation to consider your interests.
Tax-related Risks
■	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.
Tax Considerations
You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.